SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Siderúrgica Nacional
CNPJ 33.042.730/0001-04
NIRE 33.3.001.159 5

AMMENDMENT OF NOTICE TO THE SHAREHOLDERS
PAYMENT OF DIVIDENDS AND
INTERESTS ON OWN CAPITAL

Considering that the shareholders of Companhia Siderúrgica Nacional approved, at the Annual General Meeting held on April 29, 2005, the payment of (i) R$239,391,000.00 (two hundred thirty nine million, three hundred and ninety one thousand reais), as interests on own capital; and (ii) R$ 2,028,653,816.19 (two billion, twenty eight million, six hundred and fifty three thousand, eight hundred and sixteen reais and nineteen cents), as dividends, we inform the Shareholders that value per share of dividends and interests on own capital changed, as indicated below, remarking that there is no change on total amount to be distributed, even as dividends as interests on own capital :

1. Interests On Own Capital and Income Tax: The Shareholders registered with the depositary Institution, on April 29, 2005, are entitled to receive Interests on Own Capital in the gross amount of R$ 0.86754 per share (instead of R$ 0.86456 per share prior noticed), which is subject to the payment of Withholding Income Tax at the rate of 15% (fifteen percent), with exception to the Shareholders domiciled in country that does not tax income or taxes at maximum rate under 20% (twenty percent), in which case, are subject to Withholding Income Tax at the rate of 25% (twenty five percent), as per set forth in article 8 of Law 9,779/99. Considering the rate of 15%, the net amount deducted of Income Tax will be of R$ 0.737409 per share (instead of R$ 0.734876 per share prior noticed). The immune or exempted entities, subject to articles 12 and 15 of Law 9,532/97, that are covered by judicial measure or decision, determining the non withholding and the non payment of the referred tax, specifically with regard to payment of interests on own capital, shall present, again, to CSN, until May 3, 2005: (i) copy of the same certified by the respective Court Registry; and (ii) letter addressed to CSN, whereby expressly assume the commitment to: (a) inform, within 24 hours as of the knowledge, eventual reform or annulment of the referred measure or decision; and (b) reimburse CSN of the tax and other charges that are eventually demanded, due to the referred payment, within the term of three (3) working days as of the notification from CSN. Private pension entities, insurance companies and FAPI, as of January 1st, 2005, are released from the withholding and separate payment of the income tax over profit and gains resulting from provisions funds investment, technical reserves and beneficial plan funds, in accordance with article 5 of Provisionary Measure 209, as of August 26, 2004.

2. Dividends: The Shareholders registered with the depositary Institution, on April 29, 2005, are entitled to receive dividends in the amount of R$ 7.35170 per share (instead of R$ 7.32649 per share prior noticed).

3. Instructions Regarding Credit of Interests and Dividends: The Shareholders will have the interests and dividends amounts available as of June 14, 2005, without monetary adjustment, in their bank domicile, as informed to the depositary institution, Itaú Corretora de Valores S.A. The Shareholders users of the fiduciary custodies will have the interests and dividends credited in accordance with proceedings adopted by Stock Markets. The Shareholders, in which registry does not contain the enrollment number with CPF/CNPJ or the indication of the “Bank/Branch/Account”, will have the interests and dividends credited, within three (3) working days, as of the regularization of the respective registries in the branches of Banco Itaú S.A., or by means of letter addressed to “Superintendência de Serviços a Acionistas da Itaú Corretora de Valores S.A.”, located at Rua Boa Vista, 185 – 6th floor – São Paulo – SP – CEP: 01092-900.

4. Service Locations: At Banco Itáu S.A. branches, services to Shareholders department, during banking hours.

Rio de Janeiro, May 02, 2005.

Lauro Henrique Campos Rezende

________________________________________
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.